

July 15, 2013

Via E-mail
Mr. Michael R. Dunn
Chief Executive Officer
FITT Highway Products, Inc.
P.O. Box 4709
Mission Viejo, CA 92690

Re: FITT Highway Products, Inc.
Preliminary Information Statement on Schedule 14C
Filed June 27, 2013
File No. 000-33519

Dear Mr. Dunn:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. On page five, under the heading "Shareholders' Meeting," you state that upon completion of the merger the Company will hold a shareholders' meeting to discuss the details of the merger and the business plans proceeding forward. Please advise us of your basis for excluding such information or revise to provide the disclosure required by Items 13 and 14 of Schedule 14A. Please refer to Item 1 of Schedule 14C.

2. We note the statement that stockholders owning "an aggregate of 52.5% of the voting power of the Company" approved the transaction. Please revise to clarify the total voting power of officers and directors when taking into account the preferred shares. In this regard, it appears that officers and directors own approximately 46% of the voting power. If management did not hold sufficient shares acting alone to approve the transaction, please advise us of the actions, persons involved and sequence of events through which consents were obtained. It is unclear how the beneficial voters of common stock listed in that table could

combine to vote 491,301 common shares. To the extent you solicited stockholders, please provide your analysis under Rule 14a-2 as to why Rule 14a-3 did not apply to the solicitation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shaz Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director